                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                                 Analogy, Inc.
    ----------------------------------------------------------------------
                                 (Name of Issuer)

                                   Common Stock
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                   032659104
    ----------------------------------------------------------------------
                                 (CUSIP Number)


                                   Sam Chang
                                Head of Finance
                              Avant! Corporation
                             46871 Bayside Parkway
                              Fremont, CA 94538
    ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               December 2, 1999
    ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 032659104                   13D                     Page 2 of 9 Pages
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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only) Avant! Corporation -- 94-3133226
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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
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   3)  SEC Use Only

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   4)  Source of Funds (See Instructions)

       WC
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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e) [ ]
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   6)  Citizenship or Place of Organization

       DE
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 Number of Shares     7) Sole Voting Power              968,640          (1)
                     -----------------------------------------------------------
Beneficially Owned    8) Shared Voting Power            948,110          (1)
                     -----------------------------------------------------------
 by Each Reporting    9) Sole Dispositive Power         968,640          (1)
                     -----------------------------------------------------------
    Person with:     10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       1,916,750        (1)
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       18.1% based upon 10,600,551 shares of Common Stock deemed outstanding as of December 1, 1999, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

(1) 968,640 of the shares of Common Stock of Analogy, Inc. ("Analogy") covered by this statement are subject to an option to purchase shares on certain contingencies (the "Option") set forth in Section 6.10 of the Agreement of Merger described in Item 4 of this statement, and 948,110 of the shares of Common Stock of Analogy covered by this statement are subject to Voting and Proxy Agreements ("Voting and Proxy Agreements") described in Item 4 of this statement. Nothing herein shall be deemed to be an admission by Avant! Corporation ("Avant!") as to the beneficial ownership of any such shares of Analogy that are subject to the Option or the Voting and Proxy Agreements, and Avant! hereby disclaims beneficial ownership of all such shares of Analogy so subject.

Item 1  Security and Issuer.

        The class of equity security to which this statement relates is the Common Stock, no par value, of Analogy, Inc. ("Analogy"), a corporation organized under the laws of the State of Oregon. The address of Analogy's principal executive office is 9205 S.W. Gemini Drive, Beaverton, Oregon, 97008.

Item 2  Identity and Background.

        This statement is filed by Avant! Corporation ("Avant!"), a corporation organized under the laws of the State of Delaware. Avant! is in the business of developing, marketing and supporting integrated circuit design automation software for microprocessors, microcontrollers, application-specific standard products and complex application-specific integrated circuits. Avant!'s principal executive office is 46871 Bayside Parkway, Fremont, California, 94538.

        The name, business address and present principal occupation or employment of each executive officer and director of Avant! are set forth in Schedule I to this statement which is incorporated herein by reference.

        To the knowledge of the reporting person, Avant! and its respective officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Any shares purchased pursuant to the exercise of an option to purchase stock upon certain contingencies (the "Option") described in Item 4 of this statement would be made with funds from Avant!'s working capital. The aggregate purchase price of such shares is $2,402,227 or $2.48 per share, subject to adjustment as provided in Section 6.10 of the Agreement of Merger dated December 2, 1999 (the "Merger Agreement"), set forth as Exhibit 1.

Item 4. Purpose of Transaction.

        This statement relates to the granting of the Option set forth in
        Section 6.10 of the Merger Agreement among Analogy, Avant! and AC Acquisition Corp. ("Buyer Subsidiary"), an Oregon corporation and wholly owned subsidiary of Avant!, and to the execution of certain Voting and Proxy Agreements between Avant! and each of the following Analogy stockholders: Frank Roehr, John Faehndrich, Martin Vlach, Gary Arnold, Howard Ko, David Smith and Duane Fromhart (the "Voting and Proxy Agreements").

        The Option and the Voting and Proxy Agreements are intended as an inducement to Avant! to enter into and proceed with the Merger Agreement between Analogy, Avant! and Buyer

        Subsidiary, and the Plan of Merger attached to the Merger Agreement as Exhibit A. Pursuant to both the Merger Agreement and Plan of Merger and subject to the conditions set forth therein, Buyer Subsidiary will merge with and into Analogy (the "Merger"), and each issued and outstanding share of Common Stock of Analogy will be converted into the right to receive approximately $2.48 in cash, without interest, subject to adjustment as set forth in the Plan of Merger (the "Merger Consideration"). Consummation of the merger is subject to certain conditions, including (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Analogy Common Stock; (ii) certain specific actions contemplated by the Merger Agreement with respect to third parties shall have been taken;
        (iii) receipt of the approval of at least 75% of Analogy employees who hold options to acquire shares of Analogy Common Stock to accept in substitution options to acquire shares of Avant!'s Common Stock; (iv) receipt of the consent of those nonemployee option holders, as specified in the Plan of Merger, to either the conversion or cancellation of all such options as specified in the Merger Agreement; (v) no change in executive management shall have occurred and no less than 80% of certain designated employees shall have indicated to Avant!, in a reasonably satisfactory form, their intention to continue employment with Analogy;
        (vi) receipt of a written letter of assurance from the United States Defense Advanced Research Projects Agency, in a form reasonably satisfactory to Avant!, making certain representations as specified in the Merger Agreement; (vii) receipt of an advisory opinion from the United States Department of Commerce, in a form reasonably satisfactory to Avant!, making certain representations as specified in the Merger Agreement; (viii) certain individuals as specified in the Merger Agreement shall have entered into employment and non-competition agreements in a reasonably satisfactory form; and (ix) satisfaction of certain other conditions.

        Pursuant to the Option, Analogy granted Avant! the right to purchase at an exercise price of $2.48 per share, subject to adjustment as provided in the Merger Agreement, up to 968,640 shares of Analogy Common Stock. The Option is not exercisable until and unless certain events specified therein including, but not limited to: (a) the termination of the Merger Agreement by the Company's Board of Directors in order to enter into an agreement with respect to a Superior Proposal, as such term is defined therein; (b) the Company enters into a Third Party Transaction, as such term is defined therein, announced within 12 months after (i) a withdrawal of the Company Board of Directors recommendation of the Merger Agreement, (ii) a termination by either party after March 31, 2000, (iii) the Merger is voted down by the Company's stockholders or
        (iv) certain other circumstances; (c) any person other than Avant! or its affiliates commences a tender offer within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934 for 15% or more of the Company's outstanding shares; or (d) certain other circumstances.

        Pursuant to the Voting and Proxy Agreements, each of the persons noted above has agreed to vote all of such person's Analogy shares that such person has the power to vote in favor of approval of the Merger Agreement and against any acquisition proposal or transaction with a party other than Avant!, and has executed an irrevocable proxy granting Avant! the right to vote, or to execute and deliver stockholder written consents, in respect of such person's shares in accordance with such Voting and Proxy Agreement.

        The purpose of the transactions described in this Item 4 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger described above, the reporting person has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Copies of the Merger Agreement, Plan of Merger and Form of the Voting and Proxy Agreement are included as Exhibits to this statement and are incorporated herein by reference. The foregoing description of such agreements is qualified in its entirety by reference to such Exhibits.

Item 5. Interest in Securities of the Issuer.

        (a) Although the Option does not allow Avant! to purchase any shares pursuant thereto unless and until the conditions to exercise occur, assuming for purposes of this Item 5 that such conditions are satisfied and Avant! is entitled to purchase shares pursuant to the Option, Avant! will be entitled to purchase 968,640 shares of Common Stock of Analogy, or approximately 9.1%, after giving effect to the exercise of the Option. Until such conditions are satisfied, Avant! does not have the right to acquire the shares and does not posses voting or dispositive power under the Option. If such conditions are satisfied and Avant! exercises the Option, it will have sole voting and dispositive power with respect to such shares. As a result of the Voting and Proxy Agreements, Avant! may be deemed to be the beneficial owner of 948,110 shares of Common Stock of Analogy, or approximately 9.8%, covered by such Agreements. Such 1,916,750 shares (including those covered by the Option and those covered by the Voting and Proxy Agreements) would represent approximately 18.1% of the shares of Analogy (based on the number of shares of Analogy Common Stock outstanding on December 1, 1999 and calculated pursuant to Rule 13d-3(d)(1), as represented to Avant! by Analogy). Nothing herein, however, shall be deemed to be an admission by Avant! that it is the beneficial owner of any of the shares covered by the Option or the Voting and Proxy Agreements, and Avant! hereby disclaims beneficial ownership of all shares covered by the Option and the Voting and Proxy Agreements.

        (b) Avant! will have the sole power to vote and dispose of the 968,640 shares of Analogy Common Stock for which it may be deemed beneficial owner should it become entitled and elect to exercise the Option. Avant! has shared power to direct the voting of the 948,110 shares subject to the Voting and Proxy Agreements, and no power to dispose of such shares. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (c) To the knowledge of the reporting persons, the only transactions in the Common Stock of Analogy by any person named in this Item 5(a) during the past 60 days are the Option and Voting and Proxy Agreements reported in Item 3 above.

        (d) No other person (other than the Analogy stockholders who have signed a Voting and Proxy Agreement in the case of the shares covered by such stockholder's Voting and

             Proxy Agreement) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See Item 4 for a description of the Option, the Merger Agreement, the Plan of Merger, and the Voting and Proxy Agreements.

Item 7. Material to be Filed as Exhibits.


     Exhibit 1      Agreement of Merger

     Exhibit 2      Plan of Merger

     Exhibit 3      Form of Voting and Proxy Agreement

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 1999


/s/  GERALD C. HSU
----------------------------------
(Signature)


Gerald C. Hsu
President and Chief Executive Officer,
Avant! Corporation

                                  SCHEDULE I

          Set forth below are the names and present principal occupation or employment of each executive officer and director of Avant!. The business address of each of the persons listed below is the same as that set forth in
Item 2 for Avant!.

      Executive Officers                    Present and Principal Occupation

-----------------------------        ---------------------------------------------
Gerald C. Hsu                   President, Chief Executive Officer and Chairman of the Board

Charles L. St. Clair            Secretary and Director

Stephen Tzyh-Lih Wuu            Executive Staff, Operations

Sam Chang                       Head of Finance


Directors (who are not also                Present and Principal Occupation
Executive Officers of Avant!)
-----------------------------     --------------------------------------------

Dan Taylor                      Retired Federal Employee

Moriyuki Chimura                Director

                               INDEX TO EXHIBITS

Exhibit
Number              Description
------              -----------

Exhibit 1           Agreement of Merger

Exhibit 2           Plan of Merger

Exhibit 3           Form of Voting and Proxy Agreement